UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

South Plains Financial, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

83946P107
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	83946P107

1	NAMES OF REPORTING PERSONS
South Plains Financial, Inc. Employee Stock Ownership Plan Trust (the “ESOP Trust”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,959,826

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,959,826

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,959,826

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.4%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
EP

(1)	Percentage based on 18,036,115 shares of common stock outstanding as of December 31, 2019.

Item 1.

(a)	Name of issuer: South Plains Financial, Inc. (the “Company”)

(b)	Address of issuer’s principal executive offices: 5219 City Bank Parkway, Lubbock, Texas 79407

Item 2.

(a)	Name of person filing: South Plains Financial, Inc. Employee Stock Ownership Plan Trust (the “ESOP Trust”)

(b)	Address or principal business office or, if none, residence:

c/o City Bank Trust Department and Kendra Lane (collectively, the “Trustees”), 5219 City Bank Parkway, Lubbock, Texas 79407

(c)	Citizenship: State of Texas

(d)	Title of class of securities: Common Stock, par value $1.00 per share

(e)	CUSIP No.: 83946P107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☒	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

(b)	Percent of class:

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

See page 2, items 5 through 11.

This statement is filed on behalf of the ESOP Trust.  As of December 31, 2019, the ESOP Trust held 2,959,826 shares of common stock of the Company, representing approximately 16.4% of the Company’s outstanding common stock. All of the shares held by the ESOP Trust were allocated to participant accounts. The Trustees may be deemed to beneficially own, under applicable regulations of the Securities and Exchange Commission, the 2,959,826 shares of common stock held by the ESOP Trust. Under the terms of the ESOP, the Trustees must vote shares allocated to participant accounts in accordance with the directions received from the participants. With respect to shares for which the Trustees do not receive timely and proper voting directions from participants, the ESOP’s Investment Committee (the “Investment Committee”) shall direct the Trustees to not vote such Company common stock except as required by law, or as required by the Investment Committee’s fiduciary duties under the Employee Retirement Income Security Act of 1974, as it may be amended from time to time (“ERISA”). With respect to unallocated and fractional shares of Company Common Stock, the Investment Committee shall direct the Trustees to vote in a manner which most closely reflect the participants’ direction of allocated shares unless the Investment Committee’s fiduciary duties under ERISA would require a different result. The Trustees disclaim beneficial ownership of all shares of Company common stock owned by the ESOP Trust.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Upon distribution, the participants in the ESOP have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of the Company’s common stock that were allocated to their accounts in the ESOP.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February	14	,2020

South Plains Financial, Inc. Employee Stock Ownership Plan Trust

By:	City Bank Trust Department

/s/ Rob Dean
Rob Dean
Authorized Officer

By:	Kendra Lane

/s/ Kendra Lane
Vice President of Human Resources

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of this filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).